SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

REDBACK NETWORKS INC.

(Name of Subject Company (Issuer))

Maxwell Acquisition Corporation

Telefonaktiebolaget LM Ericsson (publ)

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share	757209507
(Titles of classes of securities)	(CUSIP number of class of securities)

Carl Olof Blomqvist

Senior Vice President, General Counsel and Head of Group Function Legal Affairs

Telefonaktiebolaget LM Ericsson (publ)

SE-164 83

Stockholm, Sweden

Tel: +46 8 719 00 00

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

John M. Newell, Esq. Latham & Watkins LLP 505 Montgomery St., Suite 2000 San Francisco, CA 94111-2562 Tel: (415) 391-0600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,075,616,100	$222,091

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 83,024,644 shares of common stock, par value $0.0001 per share, of Redback, including the associated preferred share purchase rights, at a purchase price of $25.00 per share. Such number of shares consists of (i) 69,908,406 shares of common stock issued and outstanding as of December 15, 2006, and (ii) 13,116,238 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options, stock appreciation rights, performance awards and other rights to acquire Redback shares.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.000107 of the transaction valuation.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Maxwell Acquisition Corporation, a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Telefonaktiebolaget LM Ericsson (publ), a limited liability company organized under the Swedish Companies Act (“Ericsson”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, including the associated preferred share purchase rights (collectively, the “Shares”), of Redback Networks Inc., a Delaware corporation (“Redback”), at a purchase price of $25.00 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively. This Schedule TO is being filed on behalf of Ericsson and the Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answers to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Redback Networks Inc. Redback’s principal executive offices are located at 300 Holger Way, San Jose, California, 95134. The telephone number at Redback’s principal executive offices is (408) 750-5000.

(b) This statement relates to the common stock, par value $0.0001 per share, of Redback. Based upon information provided by Redback, there were 60,908,406 shares of common stock issued and outstanding as of December 15, 2006. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 of the Offer to Purchase, entitled “Price Range of the Shares; Dividends on the Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a), (b), (c) This Schedule TO is filed by Ericsson and the Purchaser. The information set forth in Section 9 of the Offer to Purchase, entitled “Certain Information Concerning Ericsson and the Purchaser” and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a), (b) The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning Einstein and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Redback; Other Matters” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

2

Item 6.	Purposes of the Transaction and Plans or Proposals

(a), (c)(1)-(7) The information set forth in the “Introduction,” Section 7, entitled “Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations,” Section 12, entitled “Purpose of the Offer; Plans for Redback; Other Matters,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

(a), (b), (d) The information set forth in Section 10 of the Offer to Purchase, entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company

The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning Ericsson and the Purchaser” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

(a) The information set forth in Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Redback; Other Matters,” Section 13, entitled “The Merger Agreement; Other Agreements,” and Section 16, entitled “Fees and Expenses,” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements

(a), (b) Not applicable.

Item 11.	Additional Information

(a)(1) The information set forth in Section 9, entitled “Certain Information Concerning Ericsson and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3) The information set forth in Section 13, entitled “The Merger Agreement; Other Agreements,” Section 14, entitled “Conditions of the Offer” and Section 15, entitled “Certain Legal Matters,” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7 of the Offer to Purchase entitled “Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.

(a)(5) The information set forth in Section 17, entitled “Legal Proceedings,” of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

3

Item 12.	Exhibits

(a)(1)(A)	Offer to Purchase, dated as of December 22, 2006.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release issued by Ericsson on December 19, 2006 (incorporated by reference to the Schedule TO-C filed by Ericsson with the SEC on December 20, 2006).

(a)(1)(H)	Summary Advertisement published on December 22, 2006.

(d)(1)	Agreement and Plan of Merger, dated as of December 19, 2006, among Ericsson, the Purchaser and Redback (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Redback with the SEC on December 20, 2006).

(d)(2)	Tender and Stockholder Support Agreement, dated as of December 19, 2006, among Ericsson, the Purchaser, TCV IV, L.P. and TCV IV Strategic Partners, L.P.

(d)(3)	Stockholder Support Agreement, dated as of December 19, 2006, among Ericsson, the Purchaser and Kevin DeNuccio.

(d)(4)	Non-Tender Agreement, dated as of December 19, 2006, among Ericsson, Ebrahim Abbasi, George Antoun, Thomas L. Cronan, III, Rod. Couvrey, Scott Marshall, Stephen Tam and Simon Zarrin.

(d)(5)	Confidentiality Agreement, dated as of December 11, 2006, by and between Redback and Ericsson.

(d)(6)	Letter Agreement, dated as of December 19, 2006, among Ericsson, Kevin DeNuccio, Ebrahim Abbasi, George Antoun, Thomas L. Cronan, III, Rod. Couvrey, Scott Marshall, Stephen Tam and Simon Zarrin.

Item 13.	Information Required By Schedule 13e-3.

Not applicable.

4

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAXWELL ACQUISITION CORPORATION

By:	/S/ JAN ÖGREN

Name: Jan Ögren

Title: President & Chief Executive Officer

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL-HENRIC SVANBERG

Name: Carl-Henric Svanberg

Title: President & Chief Executive Officer

By:	/S/ CARL OLOF BLOMQVIST

Name: Carl Olof Blomqvist

Title: Senior Vice President, General Counsel

Date: December 22, 2006

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of December 22, 2006.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release issued by Ericsson on December 19, 2006 (incorporated by reference to the Schedule TO-C filed by Ericsson with the SEC on December 20, 2006).

(a)(1)(H)	Summary Advertisement published on December 22, 2006.

(d)(1)	Agreement and Plan of Merger, dated as of December 19, 2006, among Ericsson, the Purchaser and Redback (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Redback with the SEC on December 20, 2006).

(d)(2)	Tender and Stockholder Support Agreement, dated as of December 19, 2006, among Ericsson, the Purchaser, TCV IV, L.P. and TCV IV Strategic Partners, L.P.

(d)(3)	Stockholder Support Agreement, dated as of December 19, 2006, among Ericsson, the Purchaser and Kevin DeNuccio.

(d)(4)	Non-Tender Agreement, dated as of December 19, 2006, among Ericsson, Ebrahim Abbasi, George Antoun, Thomas L. Cronan, III, Rod. Couvrey, Scott Marshall, Stephen Tam and Simon Zarrin.

(d)(5)	Confidentiality Agreement, dated as of December 11, 2006, by and between Redback and Ericsson.

(d)(6)	Letter Agreement, dated as of December 19, 2006, among Ericsson, Kevin DeNuccio, Ebrahim Abbasi, George Antoun, Thomas L. Cronan, III, Rod. Couvrey, Scott Marshall, Stephen Tam and Simon Zarrin.